April 8, 2025

Mr. Barry Hytinen
Executive Vice President and Chief Financial Officer
IRON MOUNTAIN INC
85 New Hampshire Avenue, Suite 150
Portsmouth, New Hampshire 03801

       Re: IRON MOUNTAIN INC
           Form 10-K for the Year Ended December 31, 2024
           Filed February 14, 2025
           File No. 001-13045
Dear Mr. Barry Hytinen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Keely Stewart